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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Riverbed Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

768573 10 7

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)	Page 1 of 5 pages

CUSIP No. 768573 10 7

1.	Names of Reporting Persons. Steven McCanne
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Such Reporting Person With:	5. Sole Voting Power 4,495,095 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 4,495,095 (1)
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,495,095 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.5% (1) (2) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes 4,154,818 shares held by various trusts established for the benefit of Dr. McCanne and/or his family and options to purchase 340,277 shares of common stock that are exercisable within 60 days of December 31, 2008. Excludes 80,000 Restricted Stock Units, none of which will vest within 60 days of December 31, 2008.

(2)	Assumes the exercise of all such reporting person’s options to purchase shares of Common Stock that are exercisable within 60 days of December 31, 2008.

(3)	Based upon 69,144,785 shares of Riverbed Technology, Inc. Common Stock outstanding at December 31, 2008.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

Riverbed Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

199 Fremont Street

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

Steven McCanne

(b)	Address of Principal Business Office or, if none, Residence:

c/o Riverbed Technology, Inc., 199 Fremont Street, San Francisco, CA 94105

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

768573 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Steven McCanne

(a)	Amount beneficially owned: 4,495,095, which includes 340,277 shares subject to options that are exercisable within 60 days of December 31, 2008 and 4,154,818 shares that are owned indirectly by various trusts established for the benefit of Dr. McCanne and/or his family.

(b)	Percent of class:	6.5%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	4,495,095

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	4,495,095

	(iv) Shared power to dispose or to direct the disposition of	0

Page 3 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2009 Date

/s/ STEVEN MCCANNE
Steven McCanne

Page 5 of 5 pages